Victory Marine Holdings Corp.

555 NE 34th St.

Suite 1207

Miami, FL 33137

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:      Victory Marine Holdings Corp.

Regulation A Offering Statement under the Securities Act of 1933

File No. 02410861

Dear Sir/Madam:

Request is hereby made by Victory Marine Holdings Corp. (the "Company") for the date of qualification of the Company's Regulation A Offering Statement (File No. 02410861) under the Securities Act of 1933, originally filed on June 26, 2018, as amended, to July 30, 2018 or as soon as practicable thereafter.

The Company acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant confirms that is authorized to offer and sell its securities qualified under the Offering Statement pursuant to qualification, registration or exemption therefrom in at least one state.

Kind regards.

Victory Marine Holdings Corp.

/s/ Orlando Hernandez

Orlando Hernandez

President and CEO